# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XWELL, Inc., CIK 0001410428
CUSIP: 98420U802
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 03/18/2026
Filed by CIK 0002112711
Persons authorized to receive notices and communications: American Ventures LLC, Series XXIV XWELL, 110 Front Street Suit, Jupiter, Florida (FL), 33477, 917.608.7234

## Reporting persons
- American Ventures LLC, Series XXIV XWELL (CIK 0002112711): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- American Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- American Ventures IM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Dominari Holdings Inc. (CIK 0000012239): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Anthony Hayes (CIK 0001538372): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 302,900; sole dispositive power 0; shared dispositive power 302,900; aggregate amount beneficially owned 302,900 (4.99% of the class)
  Comment: American Ventures LLC, Series XXIV XWELL, directly owns 31,333 Series H Convertible Preferred Stock, convertible into 66,666,669 shares of the Issuer's common stock, and 66,666,669 warrants, exercisable into 66,666,669 shares of the Issuer's common stock. Dominari Holdings Inc. directly owns 5,248,000 warrants, exercisable into 5,248,000 shares of the Issuer's common stock. The Series H Convertible Preferred Stock has no voting rights. Further, the Series H Convertible Preferred Stock and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 5,766,703 shares of the Issuer's common stock issued and outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2025, plus 302,900 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: XWELL, Inc.
Address of issuer's principal executive offices: 254 West 31st Street, 11th Floor, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: American Ventures LLC, Series XXIV XWELL ("Series XXIV XWELL"), a Delaware series limited liability company, directly owns 31,333 shares of Series H Convertible Preferred Stock convertible into 66,666,669 shares of the Issuer's common stock and 66,666,669 warrants exercisable into 66,666,669 shares of the Issuer's common stock, both subject to the Beneficial Ownership Limitation. Dominari Holdings Inc. ("DOMH"), a Delaware corporation, directly owns 5,248,000 warrants exercisable into 5,248,000 shares of the Issuer's common stock subject to the Beneficial Ownership Limitation. American Ventures Management LLC ("AV Management"), a Delaware limited liability company, is the manager of Series XXIV XWELL. American Ventures IM LLC ("AV IM"), a Delaware limited liability company, is the investment manager of Series XXIV XWELL. DOMH is the majority member of AV Management and AV IM that controls the voting power and dispositive power over securities of the Issuer held by entities managed or controlled by AV Management and/or AV IM. Eric Newman ("Mr. Newman") is the manager of both AV Management and AV IM. Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of DOMH. AV Management, AV IM, DOMH, Mr. Newman and Mr. Hayes share voting and dispositive power over the securities held by Series XXIV XWELL. As a result, each of AV Management, AV IM, DOMH, Mr. Newman, and Mr. Hayes may be deemed to indirectly beneficially own the securities held by Series XXIV XWELL. Each of AV Management, AV IM, DOMH, Mr. Newman, and Mr. Hayes disclaim beneficial ownership over any securities held by the Series XXIV XWELL other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. Mr. Hayes has voting and dispositive power over the securities held by DOMH and disclaims beneficial ownership over any securities held by DOMH other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. Series XXIV XWELL, DOMH, AV Management, AV IM, Mr. Newman, and Mr. Hayes are the reporting persons in this Schedule 13D (the "Reporting Persons").
Residence or business address: AV Management, Series XXIV XWELL, AV IM, and Mr. Newman have a principal business office at 110 Front Street, Suite 300, Jupiter, Florida 33477. DOMH and Mr. Hayes have a principal business office at 725 Fifth Avenue, 22nd Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of Series XXIV XWELL, AV Management, and AV IM is private investments. The principal business of DOMH is wealth management, investment banking, sales and trading, and asset management. The principal employment of Messrs. Hayes and Newman are set forth in Item 2(a) above.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Series XXIV XWELL, DOMH, AV Management, and AV IM are organized under the laws of the State of Delaware. Mr. Newman and Mr. Hayes are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Series XXIV XWELL purchased its securities of the Issuer using funds it raised in a private offering of non-voting membership interests in reliance on the exemption provided by Regulation D, Rule 506(b) under the Securities Act of 1933. No funds used for such purchases were borrowed.

DOMH did not use any funds to acquire the 5,248,000 warrants reported herein. DOMH received the 5,248,000 warrants to purchase 5,248,000 shares of the Issuer's common stock as compensation for services rendered to the Issuer in connection with acting as placement agent for a securities offering conducted by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities described herein for investment purposes. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, stockholders, and other interested parties concerning potential strategic transactions, including possible merger and acquisition opportunities. The Reporting Persons may from time to time make introductions or otherwise facilitate discussions between the Issuer and third parties regarding such potential opportunities. The Reporting Persons are in discussions with third parties that may result in one of the actions described in Item 4(a)-(j) above, however there are currently no definitive agreements to undertake such actions. Additionally, the Reporting Persons may continue to review and consider other opportunities that may present themselves from time to time, depending on various factors, including the Issuer's financial position, the price level of the securities, conditions in the securities markets, general economic and industry conditions, or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on each of the cover pages hereto, subject to the Beneficial Ownership Limitation. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto. (iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto. Each of (b)(i), (ii), (iii), and (iv) subject to the Beneficial Ownership Limitation.

Series XXIV XWELL and DOMH are the record and direct beneficial owners of the securities covered by this Schedule 13D. Series XXIV XWELL and DOMH will have, upon conversion or exercise, as applicable, the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) their respectively to be owned shares of common stock. As the manager of AV Management and AV IM (respectively, the manager and investment manager of Series XXIV XWELL), Mr. Newman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock that may be owned by Series XXIV XWELL. Mr. Newman, AV Management, and AV IM do not own any shares of common stock directly and disclaim beneficial ownership of any shares of common stock that may be owned by Series XXIV XWELL. As the Chief Executive Officer, a director and Chairman of the board of directors of DOMH (the majority member of Series XXIV XWELL), Mr. Hayes may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock that may be owned by Series XXIV XWELL and DOMH. Mr. Hayes does not own any shares of common stock directly and disclaims beneficial ownership of any shares of common stock that may be owned by Series XXIV XWELL and DOMH. As of the date hereof, no Reporting Person owns any shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the shares of Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Other than the members of American Ventures LLC, Series XXIV XWELL, which is a private investment fund exempt from the registration requirements of the Investment Company Act of 1940, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- American Ventures LLC, Series XXIV XWELL: /s/ Eric Newman, Eric Newman / Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series XXIV XWELL (03/18/2026)
- American Ventures Management LLC: /s/ Eric Newman, Eric Newman / Manager (03/18/2026)
- American Ventures IM LLC: /s/ Eric Newman, Eric Newman / Manager (03/18/2026)
- Dominari Holdings Inc.: /s/ Anthony Hayes, Anthony Hayes / CEO (03/18/2026)
- Eric Newman: /s/ Eric Newman, Eric Newman / Self (03/18/2026)
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes / Self (03/18/2026)